Ameritrade Holding Corporation
Datek Online Holdings Corp.
Commission File No. 333-88632

FOR IMMEDIATE RELEASE

At the Company Donna Kush Director, Corporate Communications (402) 827-8931 dkush@ameritrade.com	Dave Pleiss Director, Investor Relations (402) 597-5658 dpleiss@ameritrade.com

AMERITRADE STOCKHOLDERS APPROVE MERGER WITH DATEK
NASD Approves Change of Control
New Board of Directors Named

Omaha, Neb., September 5, 2002 – Ameritrade Holding Corporation (Nasdaq: AMTD) announced that its stockholders have voted to approve the proposed merger with Datek Online Holdings Corp. at a special stockholders meeting held in Omaha, Nebraska today.

The merger received the necessary majority votes for approval with over 99% of the votes cast by Ameritrade stockholders in favor of the merger.

“This is a very exciting and pivotal time for our shareholders, clients and associates. This milestone brings us closer to closing this transaction and implementing our integration plans. As we move forward, we are confident in our ability to execute on our plan to bring the best of both companies together. This will result in an even better investing experience for clients and, therefore, an expected increase in shareholder value,” said Joe Moglia, CEO of Ameritrade.

Datek expects to hold its stockholders meeting on September 6, 2002. Closing of the merger is expected early next week.

NASD Approves Change of Control
 On September 4, 2002, the National Association of Securities Dealers (“NASD”) approved the change of control of Datek’s broker-dealer subsidiaries that will result from the merger of Ameritrade and Datek.

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New Board of Directors
 The Board of Directors of the newly combined company is a complementary group of professionals with experience in financial markets and the technology industry. “This new Board is a powerful combination of executives with business and academic backgrounds. Board members from Ameritrade provide a continuity that will be enhanced with the fresh perspective of the other board members and the coming together of a new team,” said J. Joe Ricketts, chairman and founder of Ameritrade Holding Corporation.

The new Board will have nine Directors, eight of those are as follows:

J. Joe Ricketts
J. Peter Ricketts
Thomas S. Ricketts
Stephen Pagliuca
C. Kevin Landry
Glenn H. Hutchins
Michael D. Fleisher
Mark L. Mitchell

J. Joe Ricketts is currently Chairman of Ameritrade and will continue to serve in that role upon completion of the merger. Mr. Ricketts held the position of chief executive officer of Ameritrade from 1981 through February 2001, except for the period from March 1999 to May 2000, during which he was co-chief executive officer, and the period from May 2000 to August 2000. In 1975, Mr. Ricketts was a founder of Ameritrade and served as a director and officer. By 1981, Mr. Ricketts acquired majority control of Ameritrade. Mr. Ricketts is a Director of the Securities Industry Association. He also served as a member of the District Committee for District 4 of the National Association of Securities Dealers from 1996 to 1999. Mr. Ricketts received his B.A. in economics from Creighton University.

J. Peter Ricketts has been President of Ameritrade’s Private Client division since June 2001 and will continue to serve in that role upon completion of the merger. He has served as a Director of Ameritrade since 1999, has been Secretary of Ameritrade since May 2001 and also served as Secretary from November 1996 to October 1999. Since joining the Company in 1993, Mr. Ricketts has held various leadership roles. Most recently, he was interim president of Ameritrade Inc. He has also served as Senior Vice President, Strategy and Business Development, Senior Vice President of Product Development for Ameritrade Inc., and President of Accutrade, Inc., a subsidiary of Ameritrade. Mr. Ricketts holds a B.A. in biology and an M.B.A. in marketing and finance from the University of Chicago. J. Peter Ricketts is the son of J. Joe Ricketts and the brother of Thomas S. Ricketts.

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Thomas S. Ricketts is the Chairman and Chief Executive Officer of Incapital LLC, a company he co-founded in 1999. Incapital is a technologically oriented investment bank focused exclusively on the underwriting and distribution of fixed income products to individual investors. Incapital underwrites for several major U.S. corporations through its InterNotes SM product platform. From 1996 to 1999, Mr. Ricketts was a Vice President and an investment banker for the brokerage division of ABN AMRO. From 1995 to 1996, he was a vice president at Mesirow Financial. From 1988 to 1994, Mr. Ricketts was a market maker on the Chicago Board Options Exchange. He holds a B.A. and an M.B.A. from the University of Chicago. Thomas S. Ricketts is the son of J. Joe Ricketts and the brother of J. Peter Ricketts.

Stephen Pagliuca founded the Information Partners Fund for Bain Capital in 1989. As a managing director of Bain Capital, he has been involved in over thirty acquisitions of significant information and medical companies. Previously, Mr. Pagliuca was a vice president at Bain & Company where he managed significant relationships in the healthcare and information services industries. He was also involved in developing Bain’s turnaround practice in which he worked with investment groups and corporate clients to rapidly improve under-performing business units. Mr. Pagliuca also worked as a senior accountant and international tax specialist for Peat Marwick Mitchell & Company in the Netherlands. Mr. Pagliuca is a Director of Gartner Group, Datek, Dynamic Details, FTD and Island Holding Company, Inc. Mr. Pagliuca earned an M.B.A. from Harvard Business School and a B.A. from Duke University. He is also a Certified Public Accountant.

C. Kevin Landry has served as a managing director and chief executive officer of TA Associates, Inc. since its incorporation in 1994. From 1982 to 1994, Mr. Landry served as a Managing Partner of its predecessor partnership. Mr. Landry also is a Director of Island Holding Company, Inc. He received an M.B.A. from The Wharton School of Finance and a B.A. in Economics from Harvard University.

Glenn H. Hutchins is a managing member of Silver Lake Technology Management, LLC, which he co-founded in January 1999. Silver Lake Technology Management is a manager of private equity funds, including Silver Lake Partners, L.P., and is the general partner of Silver Lake Partners L.P. From 1994 to 1999, Mr. Hutchins was a senior managing director of The Blackstone Group, where he focused on private equity investing. Mr. Hutchins is a Director of Gartner, Inc., Island Holding Company, Inc. and New SAC (Seagate Technologies). Mr. Hutchins graduated from Harvard College, Harvard Business School and Harvard Law School.

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Michael D. Fleisher is the Chairman and Chief Executive Officer of Gartner, Inc., a research and advisory firm. Mr. Fleisher was named Chairman of the Board of Gartner in October 2001 and has been chief executive officer and Director of Gartner since October 1999. Previously, he has served as chief financial officer and executive vice president, Finance and Administration, executive vice president and president, Emerging Businesses, senior vice president, Emerging Businesses, vice president, Worldwide Events and vice president, Business Development. Michael Fleisher serves on the Board of Directors of TruSecure and holds a bachelors degree in economics from the Wharton School of Business.

Mark L. Mitchell has served as a Director of Ameritrade since December 1996 and served as a member of Ameritrade’s Board of Advisors in 1993. Mr. Mitchell has been an Associate Professor of Business Administration at Harvard University since July 1999. He has been a Principal at CNH Partners, LLC, a merger arbitrage fund, since June 2001. Mr. Mitchell was an Associate Professor of Finance at the University of Chicago from 1994 to 1999 and was an Assistant Professor of Finance from 1990 to 1993. He was a Visiting Associate Professor of Business Administration at Harvard University for the 1997-1998 academic year. Mr. Mitchell was a Senior Financial Economist for the SEC from 1987 to 1990. Mr. Mitchell received a B.B.A. in economics from the University of Louisiana and received an M.A. in economics and Ph.D. in applied economics from Clemson University.

About Ameritrade Holding Corporation
 Ameritrade Holding Corporation (www.amtd.com) is a pioneer in the online brokerage industry with a 27-year history of providing clients a self-directed approach to investment services. The award-winning Company, through its Private Client and Institutional Client divisions, provides tiered levels of brokerage products and services tailored to meet the varying investing, trading and execution needs of individual investors, financial institutions and corporations.

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INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED IN THE ARROW STOCK HOLDING CORPORATION REGISTRATION STATEMENT ON FORM S-4 (REGISTRATION NO. 333-88632) CONCERNING THE MERGER OF AMERITRADE HOLDING CORPORATION AND DATEK ONLINE HOLDINGS CORP. FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT CONTAINS IMPORTANT INFORMATION. INVESTORS MAY OBTAIN THIS DOCUMENT FOR FREE FROM THE COMMISSION’S WEB SITE AT WWW.SEC.GOV OR FROM AMERITRADE BY CONTACTING ITS INVESTOR RELATIONS DEPARTMENT AT 402-331-7856.